Exhibit 99.1

Cardiol Therapeutics Inc.

16,350,000 Units

UNDERWRITING AGREEMENT

November 3, 2021

Canaccord Genuity LLC
Canaccord Genuity Corp.

As representative of the several underwriters

c/o Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

c/o Canaccord Genuity Corp.

161 Bay Street, Suite 3100

P.O. Box 516

Toronto, ON M5J 2S1

Ladies and Gentlemen:

Cardiol Therapeutics Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), confirms its agreement with Canaccord Genuity LLC and Canaccord Genuity Corp. (together, “Canaccord”), Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Canaccord is acting as representative (in such capacity, the “Representative”), with respect to the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of units of the Company (the “Units”) set forth in Schedule A hereto. Each Unit shall be comprised of (i) one class A common share (the “Common Shares”) of the Company (each a “Unit Share”) and (ii) one-half of one transferable Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at an exercise price of $3.75 per Warrant Share for a period of 36 months following the Closing Date (as defined herein). The Warrants shall be subject to the terms of the Warrant Indenture (as hereinafter defined). The description of the Warrants herein is a summary only and is subject to the specific attributes and provisions set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern. As used in this Agreement, the term (i) “Securities” means the Units, Unit Shares, Warrants, and Warrant Shares, and (ii) “Warrant Indenture” means the warrant indenture to be entered into on or before the Closing Date between the Warrant Agent (as defined herein) and the Company in relation to the Warrants, as amended from time to time.

The Company has filed a final short form base shelf prospectus (such final short form base shelf prospectus together with all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”), dated August 3, 2021, qualifying the distribution of up to CDN$100,000,000 aggregate principal amount of common shares, debt securities, warrants, subscription receipts, units and other securities of the Company identified therein (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian Qualifying Authorities (as defined below); the Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shelf Securities in each of the provinces and territories of Canada, other than Québec (collectively, the “Canadian Qualifying Jurisdictions”) under the Canadian Base Prospectus pursuant to Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on November 2, 2021, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus.” The Company shall also file with the Reviewing Authority a final prospectus supplement to the Canadian Base Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants (it being understood and agreed to by the Underwriters that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of, the Warrant Shares upon the exercise of the Warrants in any province or territory of Canada).

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”) for the purposes of the offering of Securities. The Company has filed with the Commission a registration statement on Form F-10 (No. 333-257764) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, are hereinafter referred to as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on November 2, 2021, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, and all documents incorporated therein by reference therein), is hereinafter referred to as the “U.S. Preliminary Prospectus”; and the U.S. final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, and all documents incorporated therein by reference therein), is hereinafter referred to as the “U.S. Prospectus”. The Company shall also file with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act a final prospectus supplement (the “U.S. Warrant Supplement”) to the U.S. Base Prospectus (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus, “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Any reference in this Agreement to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the General Disclosure Package (as defined below), the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the Preliminary Prospectuses or the Final Prospectuses shall include all documents subsequently filed or furnished by the Company with or to the Canadian Qualifying Authorities (as defined below) and the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), that are deemed to be incorporated by reference therein.

As used in this Agreement:

“Applicable Time” means 8:15 a.m. New York City time, on November 3, 2021 or such other time as agreed by the Company and the Representative.

“broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction.

“General Disclosure Package” means the U.S. Preliminary Prospectus together with the pricing information, each identified in Schedule B-1 hereto, and the Issuer General Use Free Writing Prospectuses, if any, identified in Schedule B-2 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the Securities Act (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule B-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

Section 1.     Representations and Warranties.

(a)	Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, and the Closing Time (as defined below), and agrees with each Underwriter, as follows:

(i)	Registration Statement and Prospectuses. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Canadian Qualifying Jurisdictions (collectively, the “Canadian Qualifying Authorities”) and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Warrant Prospectus and the Canadian Final Prospectus, and any amendments or supplements thereto, at the time of filing thereof, will each comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Warrant Prospectus and the Canadian Final Prospectus, as of the date of the Canadian Warrant Prospectus and Final Prospectus, and any amendments or supplements thereto and at the Closing Time, each will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Warrant Prospectus and the Canadian Final Prospectus, and any amendments or supplements thereto, at the time of filing thereof and at the Closing Time, will each constitute, full, true and plain disclosure of all material facts relating to the Securities. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the General Disclosure Package or the Final Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(ii)	Accurate Disclosure. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus and Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the General Disclosure Package or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Preliminary Prospectus comply, and as amended or supplemented, if applicable, will comply, and the U.S. Final Prospectus and the U.S. Warrant Prospectus will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the General Disclosure Package does not, and at the time of each sale of the Securities in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus will not contain, and the U.S. Warrant Prospectus will not contain, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus or the Final Prospectuses (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the following information: (i) the second paragraph under “– Commissions and Discounts”, (ii) the paragraphs under “– Price Stabilization, Short Positions and Penalty Bids”, (iii) the paragraph under “– Electronic Distribution” under the Section “Plan of Distribution” and (iv) the paragraph under “– Other Relationships” under the Section “Plan of Distribution” (collectively, the “Underwriter Information”).

(iii)	Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Final Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(iv)	Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(v)	Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(vi)

Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(vii)	Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 Audit Committees.

(viii)	Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the U.S. Final Prospectus under the Securities Act. There has been no change in accounting policies or practices of the Company since January 1, 2021 except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(ix)	Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses or as incurred in the ordinary course of business since June 30, 2021 and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any Employee Plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business, or (ii) would result in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any amendment thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(x)	Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(xi)	No Material Adverse Change in Business. Except as otherwise stated therein in the Registration Statement, the General Disclosure Package or the Final Prospectuses, since June 30, 2021, (A) there has been no material adverse change in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company, whether or not arising in the ordinary course of business (a “Material Adverse Change”), (B) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are material with respect to the Company, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) the Company has not incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(xii)	Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement and the Warrant Indenture; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(xiii)	Subsidiaries. The Company has no subsidiaries.

(xiv)	Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectuses under the caption “Consolidated Capitalization” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses or (C) pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any of the shares or other securities of the Company, or to require the Company to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the Toronto Stock Exchange (the “TSX”).

(xv)	Authorization of Agreements. This Agreement and the Warrant Indenture have been duly authorized, executed and delivered by the Company. At the Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Canadian Securities Laws necessary for the execution and delivery of this Agreement and the Warrant Indenture, the creation, issuance and sale of the Warrants and the consummation of the transactions contemplated hereby and thereby, will have been made or obtained, as applicable (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within such deadline imposed by applicable Canadian Securities Laws).

(xvi)	Authorization and Description of Securities. The Unit Shares and the Warrant Shares to be issued as described in this Agreement and the General Disclosure Package have been duly authorized and reserved for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and, the issuance of the Unit Shares and the Warrant Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Underwriters and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Final Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(xvii)	Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.

(xviii)	Absence of Violations, Defaults and Conflicts. The Company is not (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which either of them may be bound or to which any of the properties or assets of the Company is subject (collectively, “Agreements and Instruments”), or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its properties, assets or operations (each, a “Governmental Entity”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

The execution, delivery and performance of this Agreement and the Warrant Indenture and the consummation of the transactions contemplated herein and therein and in the Registration Statement, the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Securities) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

(xix)	Listing. The Common Shares are listed on the Nasdaq Capital Market LLC (“Nasdaq”) and the TSX. The Company has notified Nasdaq regarding the issuance of the Securities in accordance with Nasdaq rules; and the Company has applied to list the Unit Shares and Warrant Shares on the TSX, subject to satisfaction of the customary conditions of listing approval.

(xx)	Absence of Labor Dispute. No labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. The Company is not a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(xxi)	Benefit Plans. Except as otherwise as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectuses, the Company has no agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (“Employee Plans”). The Company has made available to the Underwriters true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(xxii)	ERISA Compliance. Any “Employee Benefit Plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established or maintained by the Company is in compliance in all material respects with ERISA. No material “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan established or maintained by the Company, or any member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company is a member (an “ERISA Affiliate”). No Employee Benefit Plan established or maintained by the Company, or any of its ERISA Affiliates, if such Employee Benefit Plan were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, nor any of its ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Section 412, 4971 or 4975 of the Code. Each Employee Benefit Plan established or maintained by the Company that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(xxiii)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company is a party or of which any of its properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Final Prospectuses, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xxiv)	Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectuses or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed prior to the Closing Time.

(xxv)	Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Canadian Securities Laws, the rules of Nasdaq or the TSX, state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxvi)

Licenses and Permits. (a) The Company has provided the Underwriters with copies of all material documents and correspondence relating to the current licenses (the “Licenses”) issued by Health Canada (“HC”) pursuant to the Cannabis Act (Canada) and the regulations promulgated thereunder to Dalton Chemical Laboratories, Inc., operating as Dalton Pharma Services (“Dalton”). To the knowledge of the Company, Dalton is in compliance, in all material respects, with the terms and conditions of all such Licenses and Dalton has advised the Company that it does not anticipate any variations or difficulties in renewing such Licenses or any other required license or permit. The offering of the Securities (including the proposed use of proceeds of the offering) will not have any material adverse impact on the Licenses or, to the knowledge of the Company, require Dalton to obtain any new License under the Cannabis Act.

(b) The Company is not required to obtain any permits or licenses (other than the Licenses issued to Dalton) pursuant to the Cannabis Act (Canada) or any other permits from HC or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business.

(xxvii)	Title to Property. The Company has good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Final Prospectuses or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company; and all of the leases and subleases material to the business of the Company, considered as one enterprise, and under which the Company holds properties described in the Registration Statement, the General Disclosure Package or the Final Prospectuses, are in full force and effect, and the Company has no notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxviii)	Title to Intellectual Property. The Company owns or has valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property described in the Registration Statement, the General Disclosure Package and the Final Prospectuses, or any other such intellectual property which, to the knowledge of the Company, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Company in the manner described in the Registration Statement, the General Disclosure Package and the Final Prospectuses (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectuses, (A) the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company’s Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, devices or processes of the Company referred to in the Registration Statement, the General Disclosure Package or the Final Prospectuses do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property that is owned by the Company, other than any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than any licensor to the Company of such Intellectual Property.

(xxix)	Confidentiality Agreements. To the extent that (i) any of the Intellectual Property that is owned by the Company is licensed or (ii) any of the Intellectual Property that is owned by the Company, and that is treated by the Company as confidential, is disclosed, in either case, to any other person by the Company, the Company has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, or any other party, is in material default or material breach of its obligations thereunder.

(xxx)	Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Company in the manner described in the Registration Statement, the General Disclosure Package and the Final Prospectuses have, to the knowledge of the Company, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts which were required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications.

(xxxi)

Legal Compliance. (a) To the knowledge of the Company, the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the Registration Statement, the General Disclosure Package and the Final Prospectuses were conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; or that the drug substances used in the clinical trials have not been manufactured, in all material respects, under “current good manufacturing practices”, when required, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted.

(b)        The Company is not in violation in any material respect, of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs, cell or tissue products, or medical devices in humans and animals, including, but not limited to, those promulgated by the FDA, HC or the European Medicines Agency (the “EMA”) (collectively, “Regulatory Authority”).

(c) There are no pending or, to the knowledge of the Company, threatened (whether written, oral or otherwise), civil, criminal or administrative actions, suits, demands, claims, hearings, investigations, proceedings, complaints, material adverse inspections, material findings of deficiency, warning letters, requests for information or other compliance or enforcement actions by FDA, HC, EMA or any other Regulatory Authority related to any of the Company’s products, or the services or facilities of the Company and there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, hearing, investigation, proceeding, complaint, material adverse inspection, material finding of deficiency, warning letter, requests for information, other compliance or enforcement action or any such liability.

(d) To the knowledge of the Company, the research, pre-clinical and clinical validation studies and other studies and tests conducted or being planned by or on behalf of or sponsored by the Company or in which the Company participated or plans to participate were and, if still pending, are being conducted or planned in all material respects in accordance with good clinical practice and medical standard-of-care procedures including in accordance with the protocols submitted to HC, the FDA, the EMA or any other Regulatory Authority exercising comparable authority and the Company does not have knowledge of any other trials, studies or tests, the results of which reasonably call into question, in any material respect, the results of such studies and tests. The Company has not received any notices or other correspondence from such Regulatory Authorities or any other Governmental Entity or any other person requiring the termination, suspension or material modification of any such research, pre-clinical and clinical validation studies or other studies and tests. The Company has not received any information from HC, the FDA, the EMA or any other Regulatory Authority that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before HC, the FDA, the EMA or such other Regulatory Authority. The Company has not failed to submit to HC, the FDA, the EMA or other Regulatory Authority any necessary clinical trial application or investigational new drug application for a clinical trial it is conducting or sponsoring. All such submissions and any new drug submission or new drug application submission, if submitted, were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by HC, the FDA, the EMA or other Regulatory Authority with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect.

(xxxii)	Product Defects. The Company has not received any notice or communication from any customer or HC alleging a defect or claim in respect of any products supplied or sold by the Company to a customer and, to the knowledge of the Company, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company in respect of any products supplied or sold by the Company.

(xxxiii)	Privacy Laws. To the knowledge of the Company, the Company has not unlawfully disclosed the personal health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Company, is there any investigation of the Company by any Governmental Entity for a violation of applicable laws concerning the privacy and/or security of personal health information. The Company has not notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Entity or the media of any breach of personal health information. To the knowledge of the Company, the Company has not suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(xxxiv)	Suppliers and Customers. No material supplier or customer of the Company including, without limitation, Dalton, has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which could not, individually or in the aggregate, have a Material Adverse Effect.

(xxxv)	Environmental Laws. Except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) the Company is not in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company relating to Hazardous Materials or any Environmental Laws.

(xxxvi)	Accounting Controls. The Company maintains effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(xxxvii)

Research and Development Activities. (a)  All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company in connection with their business is being conducted, in all material respects, in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(b)  All product candidates developed, tested, investigated, fabricated, manufactured, packaged, labelled, stored, transported, handled, imported, exported or distributed by or on behalf of the Company, and all of the services performed by the Company in relation to the product candidates that are subject to the jurisdiction of HC, the Canadian provincial Ministries of Health, the FDA, the EMA or any comparable Regulatory Authority are in material compliance with all applicable legal requirements, including those regarding (if and as applicable) non-clinical testing, clinical research, good manufacturing practices, good laboratory practices, labeling, packaging, record-keeping, adverse event reporting and reporting of corrections and removals.

(c)       The descriptions in the Registration Statement, the General Disclosure Package and the Final Prospectuses of the research results are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Company are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(xxxviii)	Payment of Taxes. All federal, provincial and foreign income tax returns of the Company required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Entities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Company. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Entity respecting any taxes that have been paid, or may be payable, by the Company. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company. The Company has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Company (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company.

(xix)	Insurance. The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company is not in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. The Company has not received notice from any of the insurers regarding cancellation of such insurance policy or been denied any insurance coverage which it has sought or for which it has applied.

(xl)	Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, will not be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(xli)	PFIC and CFC. The Company was a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for the taxable year ended December 31, 2020 and expects that it may be a PFIC for the current taxable year. To the Company’s knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, the option to acquire shares granted hereunder to the underwriters, and any indirect or constructive ownership by U.S, Persons pursuant Section 958 of the Code not actually disclosed to the Company, the Company is not a “controlled foreign corporation” as defined in the Code.

(xlii)	Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(xliii)	Foreign Corrupt Practices Act. None of the Company, or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), or any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance, in all material respects, with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xliv)	Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable the money laundering statutes of all other jurisdictions to which the Company is subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xlv)	OFAC. None of the Company, or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company is an individual or entity (“Person”), or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

The Company has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(xlvi)	No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an underwriter to U.S. residents; assuming that the Underwriters are not otherwise subject to taxation in Canada, no capital gains, income or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

(xlvii)	Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(xlviii)	Reporting Requirements. The Company is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such province or territory that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions in which it was required to do so in accordance with Canadian Securities Laws prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Securities. The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Securities through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities.

(xlix)	Related Party Transactions. There are no business relationships or related-party transactions involving the Company, or any other person required by applicable securities laws to be described in the Registration Statement, the General Disclosure Package and the Final Prospectuses that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, or any associate or affiliate of the Company, has any interest, direct or indirect, in any transaction with the Company that materially affects, is material to or would reasonably be expected to materially affect the Company. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectuses, the Company is not indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 1(a)(xlix). None of those persons referred to in this Section 1(a)(xlix) is indebted to the Company. The Company is not currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company other than employment agreements.

(l)	Jurisdiction. Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(li)	Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(lii)	Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(liii)	Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(liv)	Material Transactions. Except to the extent disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectuses or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(lv)	Contracts. All material Agreements and Instruments are in full force and effect and are valid and enforceable by and against the Company, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. The Company has not sent or received any communication regarding termination of, or intent not to renew, any of the material Agreements and Instruments referred to or described in Registration Statement, the General Disclosure Package or the Final Prospectuses, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof, except as would not, singly or in the aggregate, result in a Material Adverse Effect.

(lvi)	Corporate Records and Due Diligence. Copies of the minute books and records of the Company made available to counsel for the Underwriters in connection with the due diligence investigation of the Company for the period from the date requested by the Underwriters to the date hereof are all of the minute books of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books. The Company has not withheld from the Underwriters any material facts relating to the Company or the offering of the Securities.

(lvii)	Fees. Other than the Underwriters and any selling group members, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(lviii)	Eligible Investment. The Securities will at the Closing Time qualify as eligible investments as described in the Registration Statement, the General Disclosure Package and the Final Prospectuses under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Securities to cease to be qualified, during the period of distribution of the Securities, as eligible investments to the extent so described in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(lix)	Transfer Agents; Warrant Agent. Computershare Investor Services Inc., at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Continental Stock Transfer & Trust Company, at its principal offices in New York, New York, has been duly appointed as the registrar and transfer agent for the Common Shares in the United States. Computershare Trust Company of Canada, at its principal office in Toronto, Ontario (the “Warrant Agent”), will be, at the Closing Date, duly appointed as warrant agent with respect to the Warrants.

(lx)	Acquisitions. No acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Final Prospectus, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(lxi)	Cybersecurity. There has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company (collectively, “IT Systems and Data”) and the Company has not been notified of, and has no knowledge of, any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(b)	Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby subject to the qualifications and limitations set out in such certificates.

Section 2.           Sale and Delivery to Underwriters; Closing.

(a)	Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per Unit set forth in Schedule A, that number of Units set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Units which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Units.

(b)

Payment. Payment of the purchase price for, and delivery of, the Units shall be made at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, or at such other place as shall be agreed upon by the Representative and the Company, at 8:00 a.m. (New York City time) on the second (third, if the pricing occurs after 4:30 p.m. (New York City time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”).

At the Closing Time the Company shall duly and validly deliver to the Underwriters confirmation of an electronic deposit of the Common Shares and Warrants with CDS Clearing and Depositary Services Inc. (“CDS”) as directed by the Representative, through the non-certificated inventory system of CDS or as otherwise directed by the Representative in writing against payment by the Underwriters to the Company, at the direction of the Company, by wire transfer of an amount equal to the aggregate purchase price for the Units being issued and sold hereunder less the underwriting commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Company to the Underwriters in accordance with Section 4 hereof.

It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Units which it has agreed to purchase. The Representative may (but shall not be obligated to) make payment of the purchase price for the Units to be purchased by any Underwriter whose funds have not been received by the Closing Time but such payment shall not relieve such Underwriter from its obligations hereunder.

(c)	Restrictions. Each of the Underwriters covenants and agrees with the Company that any offers or sales of the Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters or investment dealers or brokers, in all cases, duly registered in compliance with Canadian Securities Laws.

Section 3.          Covenants of the Company.

The Company covenants with each Underwriter as follows:

(a)	Compliance with Securities Regulations and Commission Requests. During the period beginning on the date of this Agreement and ending on the latest of the Closing Time and the expiry of the period in which a prospectus is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of Securities contemplated by the Final Prospectuses, (i) to make no further amendment or supplement to the Registration Statement or any amendment or supplement to the Final Prospectuses without the consent of the Representative unless in the opinion of counsel for the Company such amendment or supplement is required by law; (ii) to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Final Prospectuses has been filed and to furnish the Representative with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission or with the Canadian Qualifying Authorities to comply with Canadian Securities Laws and with the TSX or Nasdaq, to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Canadian Final Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; (iv) to provide the Representative, upon request, with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representative, promptly after it receives notices thereof, of (y) any request by the Canadian Qualifying Authorities or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Prospectus or Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or the Final Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly after it becomes aware of any event which could reasonably be likely to require the making of any change in the Final Prospectuses, if any, then being used so that the Final Prospectuses would (y) constitute full, true and plain disclosure of all material facts relating to the Securities and (z) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(d) hereof, to prepare and furnish promptly to the Representative, at the Company’s expense, such amendments or supplements to the Final Prospectuses, as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Qualifying Authorities shall issue any cease trading order, promptly to use its reasonable commercial efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable commercial efforts to prevent the issuance of any such order.

(b)	Continued Compliance with Securities Laws. To comply with the requirements of the Canadian Shelf Procedures and file the Canadian Final Prospectus with the Canadian Qualifying Authorities on the earlier of the first date the Canadian Final Prospectus is delivered to the Underwriters and the day which is two (2) business days following the date of this Agreement, and to comply with General Instruction II.L of Form F-10 and file the U.S. Prospectus with the Commission one (1) business day following the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities. If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of Securities contemplated by the Final Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus or the Canadian Final Prospectus in order to (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any applicable law, the Company promptly will prepare and file with the Commission and the Canadian Qualifying Authorities, and furnish at its own expense to the Representative, an appropriate amendment to the Registration Statement or supplement to the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus or the Canadian Final Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus or the Canadian Final Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, the U.S. Prospectus or the Canadian Final Prospectus, the Company will furnish the Representative with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representative reasonably objects.

(c)	General Disclosure Package. If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the U.S. Prospectus is not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the Securities Act, the Exchange Act and Canadian Securities Law, the Company promptly will either (i) prepare, file with the Commission and the Canadian Qualifying Authorities (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Canadian Qualifying Authorities (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law the Securities Act, the Exchange Act and Canadian Securities Law, as applicable.

(d)	Blue Sky Qualifications. The Company will use its reasonable commercial efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states (to the extent required) and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e)	Rule 158. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(f)	Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in all material respects in the manner specified in the Registration Statement, the General Disclosure Package and the Final Prospectuses under “Use of Proceeds.” Pending the expenditure of the net proceeds for such purposes, the Company will hold such net proceeds solely in cash or government-issued securities, or other securities that do not constitute “investment securities” within the meaning of the Investment Company Act of 1940, as amended.

(g)	Listing. The Company will use its reasonable commercial efforts to effect and maintain the listing of the Common Shares (including the Common Shares constituting the Securities) on Nasdaq and the TSX.

(h)	Restriction on Sale of Securities. During a period of 90 days from the Closing Time, the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses, (C) any Common Shares issued or options to purchase Common Shares or other awards redeemable or exchangeable for Common Shares granted pursuant to existing employee benefit plans or equity incentive plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses; (D) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Final Prospectuses; (E) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; or (F) transfers of Common Shares to the Company for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares issued upon the exercise of an option or warrant or the conversion of a security. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is not permitted pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans or with the prior written consent of the Representative.

(i)	Reporting Requirements. The Company, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with (i) the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and (ii) the Ontario Securities Commission and other applicable Canadian Qualifying Authorities pursuant to Canadian Securities Laws.

(j)	Issuer Free Writing Prospectus. The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectus listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or any Final Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(k)	Emerging Growth Company Status. The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Securities within the meaning of the Securities Act and (ii) completion of the 90-day restricted period referred to in Section 3(h).

(l)	Marketing Materials. If required by Canadian Securities Laws, the Company will file the template version of any “marketing materials” as defined in National Instrument 41-101 General Prospectus Requirements (“NI 41-101”) (“marketing materials”) approved by the Company and the Representative in the manner contemplated by Canadian Securities Laws with the Canadian Qualifying Authorities not later than the day on which such marketing materials are first provided to a potential investor in the offering of Securities pursuant to this Agreement, as confirmed in writing by the Representative to the Company prior to the time of filing. Any comparables and all disclosure relating to such comparables shall be redacted (to the fullest extent permitted by Canadian Securities Laws) from the template version of any marketing materials filed with the Canadian Qualifying Authorities pursuant to this paragraph and, where applicable, a complete template version of such marketing materials (containing the comparables and related disclosure) shall be delivered to the applicable Canadian Qualifying Authorities by the Company in compliance with Canadian Securities Laws.

The Company and the Underwriters, on a several basis, covenant and agree (i) not to provide any potential investor of Securities with any marketing materials unless a template version of such marketing materials has been filed with or delivered to, as applicable, the Canadian Qualifying Authorities on or before the day such marketing materials are first provided to any potential investor of Securities, (ii) not to provide any potential investor in the Canadian Qualifying Jurisdictions with any materials or information in relation to the distribution of the Securities or the Company other than (a) such marketing materials that have been approved and filed or delivered, as applicable, in accordance with NI 44-101, (b) the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any supplement or amendment thereto (and for the avoidance of doubt, includes any documents incorporated by reference), and (c) any “standard term sheets” (within the meaning of Applicable Securities Laws) approved in writing by the Company and Representative on behalf of the Underwriters, and (iii) that any marketing materials approved and filed or delivered, as applicable, in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and the Representative on behalf of the Underwriters, shall only be provided to potential investors in the Canadian Qualifying Jurisdictions.

Section 4.          Payment of Expenses.

(a)	Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, each Issuer Free Writing Prospectus and the Final Prospectuses and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of any certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) if required, the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of a “Blue Sky Survey” and any supplement thereto (a copy of which will be provided to the Company), (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged by the Company in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and half the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred (if any) in connection with the listing of the Unit Shares and Warrant Shares on Nasdaq and the TSX, and (x) the reasonable and documented out-of-pocket expenses of the Underwriters (including the fees and disbursements of their counsel) up to a maximum of U.S.$250,000.

(b)	Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their reasonable and documented out-of-pocket expenses, but in no event greater than U.S. $250,000.

Section 5.          Conditions of Underwriters’ Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)	Effectiveness of Registration Statement. No stop order or cease trade order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of the Base Prospectus, any Preliminary Prospectus, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the Final Prospectuses or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A of the Securities Act shall have been initiated or threatened by the Commission and/or similar proceedings by any Canadian Qualifying Authority; each Issuer Free Writing Prospectus, if any, and the Final Prospectuses shall have been filed with the Commission and the Canadian Qualifying Authorities, if and as applicable, within the applicable time period prescribed for such filing by, and in compliance with, the Securities Act.

(b)	Opinions of Counsel for Company. At the Closing Time, the Underwriters shall have received (i) the opinion and negative assurance letter, each dated the Closing Time, of Troutman Pepper Hamilton Sanders LLP, U.S. counsel for the Company, and (ii) the opinion dated the Closing Time of Borden Ladner Gervais LLP, Canadian counsel for the Company each in form and substance reasonably satisfactory to the Representative. At the Closing Time, the Underwriters shall have received a legal opinion dated the Closing Time from local counsel to the Company as to ownership of the Company’s patent portfolio.

(c)	Opinion of Counsel for Underwriters. At the Closing Time, the Underwriters shall have received the negative assurance letter, dated the Closing Time, of Goodwin Procter LLP, counsel for the Underwriters. The Company shall have furnished to Underwriters’ counsel such documents as they may reasonably request for the purpose of enabling them to issue their negative assurance letter.

(d)	Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectuses, any Material Adverse Change, and the Underwriters shall have received a certificate of the President and Chief Executive Officer of the Company and of the Chief Financial Officer of the Company, dated the Closing Time, to the effect that (i) there has been no Material Adverse Change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time after giving effect to the transactions contemplated hereby, (iii) the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the Securities Act has been issued, no order preventing or suspending the use of any Preliminary Prospectus, the Canadian Warrant Prospectus, the U.S. Warrant Prospectus or the Final Prospectuses or having the effect of ceasing or suspending trading in the Securities or prohibiting the sale of Securities has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(e)	Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Underwriters shall have received from BDO Canada LLP, the accountants for the Company, a comfort letter, dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(f)	Bring-down Comfort Letter. At the Closing Time, the Underwriters shall have received from BDO Canada LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date for procedures referred to therein shall be brought down to a date not more than three business days prior to the Closing Time.

(g)	Approval of Listing. At the Closing Time, the Common Shares shall be listed on the Nasdaq and on the TSX, and the Unit Shares and Warrant Shares shall have been approved for listing on the TSX subject only to satisfaction of customary post-closing conditions imposed by the TSX in similar circumstances.

(h)	Lock-up Agreements. At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit A hereto signed by the directors, officers and such other persons or entities listed in Schedule C hereto.

(i)	Chief Financial Officer’s Certificate. At the Closing Time, the Underwriters shall have received a certificate of the Chief Financial Officer of the Company substantially in the form of Exhibit B hereto, dated the Closing Time, certifying certain financial information set forth in the Registration Statement, General Disclosure Package and the Final Prospectuses.

(j)	Secretary’s Certificate. At the Closing Time, the Underwriters shall have received a certificate of the Secretary of the Company, dated the Closing Time, in form and substance reasonably satisfactory to the Representative.

(k)	Warrant Indenture. The Underwriters shall have received an executed copy of the Warrant Indenture.

(l)	Additional Documents. At the Closing Time counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters.

(m)	Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 13, 14, 15, 16 and 21 shall survive any such termination and remain in full force and effect.

Section 6.      Indemnification.

(a)	Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the Securities Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim (but excluding loss of profits and other consequential damages), arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Warrant Prospectus, the General Disclosure Package or the U.S. Prospectus (or any amendment or supplement thereto), or (B) in any materials or information provided by, or with the approval of, the Company in connection with the marketing or offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in the U.S. Preliminary Prospectus, Issuer Free Writing Prospectus, the U.S. Warrant Prospectus, U.S. Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(ii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any misrepresentation or alleged misrepresentation (as that term is defined under applicable Canadian Securities Laws) contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any amendment or supplement thereto;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), the Canadian Warrant Prospectus, the U.S. Warrant Prospectus, the General Disclosure Package or the Final Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)	Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Final Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)	Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for the reasonable fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

Section 7.      Contribution.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Final Prospectuses, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectuses.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting compensation received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Units set forth opposite their respective names in Schedule A hereto and not joint.

Section 8.      Representations, Warranties and Agreements to Survive.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

Section 9.      Termination of Agreement.

(a)	Termination. The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectuses, any Material Adverse Change, (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis, including a widespread outbreak of epidemic illnesses (including the novel coronavirus COVID-19 to the extent that there is a material worsening of such outbreak that actually occurs after the date hereof in the markets in which the Company operates), or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, Nasdaq, the Ontario Securities Commission or any other applicable Canadian Qualifying Authorities or the TSX (other than temporary trading halts), (iv) if trading generally on the New York Stock Exchange, The Nasdaq Stock Market LLC or the TSX has been suspended or materially limited, or minimum or maximum prices for trading on such exchanges have been fixed on a generally applicable basis, or maximum ranges for prices for trading on such exchanges have been required on a generally applicable basis, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Entity having jurisdiction over any of such exchanges, (v) a material general disruption has occurred in commercial banking or securities settlement, payment or clearance services in the United States or Canada, or (vi) if a general banking moratorium has been declared by either U.S. Federal, Canadian or New York authorities.

(b)	Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 13, 14, 15, 16 and 21 shall survive such termination and remain in full force and effect.

Section 10.    Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at the Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i)	if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)	if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the (i) Representative or (ii) the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Final Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

Section 11.    Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative c/o Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attention: General Counsel, with copies to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Thomas S. Levato and Torys LLP, 79 Wellington St. W., Suite 3000, Toronto, Ontario M5K 1N2, Attention: Kevis Morris and Frazer House; notices to the Company shall be directed to it at Cardiol Therapeutics Inc., 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, Canada, Attention: Chief Executive Officer, with copies to Troutman Pepper Hamilton Sanders LLP, 401 9th Street, N.W., Suite 1000, Washington, DC 20004, Attention: Thomas M. Rose and Borden Ladner Gervais LLP, East Tower, Bay Adelaide Centre, 22 Adelaide St W #3400, Toronto, ON M5H 4E3, Attention: Phillippe Tardif.

Section 12.    No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

Section 13.    Parties.

This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

Section 14.    Trial by Jury.

The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.    GOVERNING LAW.

THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

Section 16.    Consent to Jurisdiction; Waiver of Immunity.

By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the City and County of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as required by the Securities Act.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

Section 17.    TIME.

TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

Section 18.    Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 19.    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

Section 20.    Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 21.    Entire Agreement.

This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

Cardiol Therapeutics Inc.

By:	/s/David Elsley
Name: David Elsley
Title: President and CEO

CONFIRMED AND ACCEPTED,

as of the date first above written:

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

CANACCORD GENUITY CORP.

By:	/s/ Jason Sleeth
Name: Jason Sleeth
Title: Managing Director

Each for itself and as Representative of the Several Underwriters

SCHEDULE A

The public offering price per unit shall be US$3.07.

The purchase price per unit to be paid by the several Underwriters shall be US$2.8858, being an amount equal to the public offering price per unit set forth above less US$0.1842 per unit.

Name of the Underwriter	Number of Units
Canaccord Genuity LLC	4,905,000
Canaccord Genuity Corp.	4,905,000
Cantor Fitzgerald & Co.	6,540,000
Total	16,350,000

SCHEDULE B-1

Pricing Terms

1.	The Company is selling 16,350,000 Units, each Unit consisting of (i) one class A common share of the Company and (ii) one-half of one transferable class A common share purchase warrant.

2.	The public offering price per Unit shall be US$3.07.

3.	The underwriting discount is 6.0%.

4.	The exercise price of the Warrants shall be US$3.75.

SCHEDULE B-2

Free Writing Prospectus

None.

SCHEDULE C

List of Persons and Entities Subject to Lock-up

1.	David Elsley

2.	Chris Waddick

3.	Guillermo Torre-Amione

4.	Michael Willner

5.	Peter Pekos

6.	Colin G. Stott

7.	Iain Chalmers

8.	Bernard Lim

9.	Andrew Hamer

Exhibit A

FORM OF LOCK-UP AGREEMENT

__________, 2021

Canaccord Genuity LLC

As representative of the several underwriters

c/o Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

Re: Cardiol Therapeutics Inc.

Dear Sirs and Mesdames:

This letter agreement (the “Agreement”) is being delivered to you in connection with the proposed underwriting agreement (the “Underwriting Agreement”) to be entered into by and between Cardiol Therapeutics Inc., an Ontario corporation (the “Company”), and Canaccord Genuity LLC, as representative (the “Representative”) of a group of underwriters (collectively, the “Underwriters”) to be named therein, relating to the proposed public offering (the “Offering”) of common shares (the “Common Shares”) in the capital of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Offering will confer upon the undersigned in his, her or its capacity as a shareholder and/or an executive officer or director of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on the date hereof through and including the date that is the 90th day after the date of the closing of the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representative, directly or indirectly, (i) offer, sell, assign, transfer, hypothecate, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or which may be deemed to be beneficially owned, or controlled or directed, directly or indirectly, by the undersigned within the meaning of Canadian securities laws (such shares, the “Beneficially Owned Shares”)), or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the undersigned or someone other than the undersigned), in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (the “Prohibited Activity”). The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that is designed to or which reasonably could be expected to lead to or result in any Prohibited Activity during the Lock-Up Period.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1)	if the undersigned is a natural person, any transfers made by the undersigned (a) to any member of the immediate family (as defined below) of the undersigned in a transaction not involving a disposition for value or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned, (c) by operation of law and/or pursuant to a domestic relations order or in connection with a divorce decree or settlement or (d) as a bona fide gift;

(2)	if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any shareholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value;

(3)	if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

(4)	transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4 or Form 5 in the United States, or in compliance with the insider reporting obligations or such similar disclosures made in accordance with applicable Canadian securities laws, or otherwise) during the Lock-Up Period;

(5)	the entry, by the undersigned, at any time on or after the date of the Underwriting Agreement, of any trading plan providing for the sale of Common Shares by the undersigned, which trading plan meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the corresponding provisions of Canadian securities laws, provided, however, that such plan does not provide for, or permit, the sale of any Common Shares during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(6)	any transfers made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements disclosed in the Final Prospectus (as defined in the Underwriting Agreement), including in connection with the vesting of options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; and

(7)	there occurs a bona fide tender offer or take-over bid made to all holders of Common Shares or similar merger, arrangement, amalgamation, consolidation, or acquisition transaction involving a Change of Control of the Company, provided that in the event that any such transaction is not completed, any securities shall remain subject to the restrictions contained in this Agreement. “Change of Control” shall mean the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than the Underwriters pursuant to the Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 90% of the outstanding voting securities of the Company (or the surviving entity) and for the avoidance of doubt, the Offering is not a Change of Control;

provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to the Representative, acting on behalf of the Underwriters, not later than the date of such transfer, a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to the Representative, and (B) in the case of any transfer described in clause (1), (2), (3) or (6) above, if the undersigned is required to file a report under Section 16(a) of the Exchange Act, or in compliance with the insider reporting requirements of Canadian securities laws, reporting a reduction in beneficial ownership of Common Shares or Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that, (A) in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift, to an immediate family member or trust in a transaction not involving a disposition for value, or by will or intestate succession, (B) in the case of any transfer pursuant to clause (2) above, such transfer is being made to a shareholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value, (C) in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value, and (D) in the case of any transfer pursuant to clause (6) above, such transfer is being made to satisfy tax withholding obligations. For purposes of this paragraph, “immediate family” shall mean a spouse, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

For avoidance of doubt, nothing in this Agreement prohibits the undersigned from exercising any options or warrants to purchase Common Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), it being understood that any Common Shares issued upon such exercises will be subject to the restrictions of this Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

If (i) the Company notifies the Representative in writing that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement is not executed by November 30, 2021, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Common Shares to be sold thereunder, then this Agreement shall immediately be terminated and the undersigned shall automatically be released from all of his, her or its obligations under this Agreement. The undersigned acknowledges and agrees that whether or not any public offering of Common Shares actually occurs depends on a number of factors, including market conditions.

Print Name:

Signature:

Exhibit B

FORM OF CERTIFICATE OF CHIEF FINANCIAL OFFICER

November 5, 2021

The undersigned, Chris Waddick, Chief Financial Officer of Cardiol Therapeutics Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), solely in his capacity as Chief Financial Officer of the Company and not in any individual capacity, does herby certify pursuant to Section 5(i) of the underwriting agreement (the “Underwriting Agreement”) dated as of November 3, 2021, by and among the Company and Canaccord Genuity LLC, Canaccord Genuity Corp., Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation and any other underwriters named therein, as follows:

1.	I am the duly qualified and acting Chief Financial Officer of the Company and in such capacity, I am familiar with the Company’s accounting records and internal controls over financial reporting;

2.	I or members of the Company’s staff who are responsible for the Company’s financial or accounting matters have reviewed certain information included in the Registration Statement, the General Disclosure Package and the Final Prospectuses, which information is circled on the pages attached hereto as Annex A (the “Financial Information”);

3.	I or members of the Company’s staff who are responsible for the Company’s financial or accounting matters have supervised the compilation of and reviewed the Financial Information; and

4.	the Financial Information (a) was prepared in good faith by the Company, (b) has been derived from internal accounting records of the Company and (c) fairly presents in all material respects the matters which it purports to present. Nothing has come to my attention nor, to my knowledge, the attention of any other member of the Company’s accounting staff, that would cause me to believe that (a) the Financial Information is inaccurate or misleading in any material respect or (b) that the actual consolidated results of operations of the Company will differ from that presented in the Financial Information in any material respect.

Unless otherwise defined herein, terms defined in the Underwriting Agreement and used herein shall have the meanings given to them in the Underwriting Agreement.

Very truly yours,

By:
Name: Chris Waddick
Title: Chief Financial Officer